Marex Group plc

155 Bishopsgate

London EC2M 3TQ

United Kingdom

October 24, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Aisha Adegbuyi, Esq.
Susan Block, Esq.

Re:	Marex Group plc
Registration Statement on Form F-1, as amended (File No. 333-282656)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the aforementioned Registration Statement on Form F-1 (File No. 333-282656) (the “Registration Statement”) of Marex Group plc (the “Company”). We respectfully request that the Registration Statement become effective as of 7:30 a.m., Eastern Time, on October 28, 2024, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Mayer Brown LLP, by calling Anna Pinedo at (212) 506-2275.

Thank you for your assistance in this matter.

[signature page follows]

Very truly yours,

Marex Group plc

By:	/s/ Ian Lowitt
Name: Ian Lowitt
Title: Chief Executive Officer

cc: (via email)

Rob Irvin, Marex Group plc

Arianne Vanden Berghe, Senior Legal Counsel, Marex Group plc

Anna T. Pinedo, Mayer Brown LLP

Ryan Castillo, Mayer Brown LLP